RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

AND FOR THE PERIOD FROM FEBRUARY 6, 2004 (DATE OF INCEPTION) TO JUNE 30, 2004

(Stated in Canadian dollars)

MANAGEMENT’S REPORT

These annual financial statements are the responsibility of management.  In the preparation of these financial statements, estimates are sometimes necessary to make a determination of the carrying values for certain assets or liabilities.  The critical accounting policies and estimates are disclosed in the annual financial statements.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

The Company maintains a system of internal and administrative controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee is comprised of three directors, who meet at least quarterly with management and annually with the external auditors to review accounting, auditing, internal controls and financial reporting matters.

“Robert Lipsett”

Robert Lipsett

President

“Foo Chan”

Foo Chan

Chief Financial Officer

October 18, 2006

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

The shareholders of

Ripple Lake Diamonds Inc.

We have audited the balance sheets of Ripple Lake Diamonds Inc. as at June 30, 2006 and 2005 and the statements of operations, cash flows and shareholders’ equity for the years ended June 30, 2006 and 2005 and for the periods from February 6, 2004 (Date of Inception) to June 30, 2004 and from February 6, 2004 (Date of Inception) to June 30, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006 and 2005 and for the periods from February 6, 2004 (Date of Inception) to June 30, 2004 and from February 6, 2004 (Date of Inception) to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“AMISANO HANSON”

October 18, 2006

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 of the accompanying financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated October 18, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada

“AMISANO HANSON”

October 18, 2006

CHARTERED ACCOUNTANTS

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

BALANCE SHEETS

June 30, 2006 and  2005
(Stated in Canadian dollars)

		2006	2005
		$	$
	ASSETS
	CURRENT ASSETS
Cash (Note 9)		373,721	262,734
	Amount receivable	6,401	105,673
Prepaids		7,500	20,000

		387,622	388,407

	MINERAL EXPLORATION PROPERTIES (Notes 3 and 8)	4,881,420	3,185,400

	EQUIPMENT (Note 4)	-	1,273

		5,269,042	3,575,080

	LIABILITIES
	CURRENT LIABILITIES
	Accounts payables and accrued liabilities (Note 8)	47,962	482,778

	SHAREHOLDERS' EQUITY
	SHARE CAPITAL (Note 5)
	Authorized: unlimited common shares without par value
	Issued and outstanding: 36,075,682 (2005 - 23,289,550) common shares	5,833,307	3,420,643

	CONTRIBUTED SURPLUS	794,750	611,000

	DEFICIT accumulated during the exploration stage	(1,406,977)	(939,341)

		5,221,080	3,092,302

		5,269,042	3,575,080

	Nature and Continuance of Operations (Note 1)
	Commitments and Subsequent Events (Notes 3, 5 and 7)

	APPROVED BY THE DIRECTORS:

DIRECTOR:	"Robert Lipsett"
	Robert Lipsett

DIRECTOR:	"Edward G. Williams"
	Edward G. Williams

 (The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF OPERATIONS

For the years ended June 30, 2006 and 2005 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2004 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2006

(Stated in Canadian dollars)

	Cumulative			From inception,
	from inception,			February 6, 2004
	February 6, 2004 to	Year ended June 30,		to June 30,
	June 30, 2006	2006	2005	2004
	$	$	$	$

REVENUE
Interest income	4,246	1,990	2,256	-

EXPENSES
Bank charges	1,551	418	916	217
Depreciation	225	-	225	-
Entertainment	5,054	1,632	3,422	-
Filing fees	74,759	29,475	45,284	-
Interest	1,631	1,192	439	-
Management fees (Note 8)	186,500	84,500	102,000	-
Office	34,790	27,104	7,580	106
Printing	3,672	1,408	2,264	-
Professional fees (Note 8)	207,432	119,839	69,615	17,978
Property investigation	15,911	15,911	-	-
Public and shareholder relations	194,336	87,118	107,218	-
Rent	39,500	21,500	18,000	-
Stock-based compensation	794,750	183,750	611,000	-
Transfer agent	23,454	12,967	10,487	-
Travel	11,822	3,976	7,846	-

	1,595,387	590,790	986,296	18,301

LOSS BEFORE INCOME TAXES	(1,591,141)	(588,800)	(984,040)	(18,301)

FUTURE INCOME TAX RECOVERY	184,164	121,164	63,000	-

NET LOSS FOR THE PERIOD	(1,406,977)	(467,636)	(921,040)	(18,301)

NET LOSS PER SHARE: basic and diluted		(0.02)	(0.05)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	-	26,783,813	18,539,297	965,518

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF CASH FLOWS

For the years ended June 30, 2006 and 2005 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2004 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2006

(Stated in Canadian dollars)

	Cumulative			From inception,
	from inception,			February 6, 2004
	February 4, 2004 to	Year ended June 30,		to June 30,
	June 30, 2006	2006	2005	2004
	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(1,406,977)	(467,636)	(921,040)	(18,301)
Depreciation	225	-	225	-
Stock-based compensation	794,750	183,750	611,000	-
Future income tax recovery	(184,164)	(121,164)	(63,000)	-
Loss on disposal of equipment	313	313	-	-

CHANGES IN NON-CASH WORKING CAPITAL
Amount receivable	(6,401)	99,272	(72,886)	(32,787)
Prepaids	(7,500)	(7,500)	-	-
Accounts payable and accrued liabilities	47,962	(37,460)	28,228	16,487

	(761,792)	(350,425)	(417,473)	(34,601)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaids	-	20,000	(20,000)	-
Advances from related parties	-	-	(71,620)	71,620
Issuance of shares, net of issue of costs	5,777,371	2,455,728	2,594,043	727,600

	5,777,371	2,475,728	2,502,423	799,220

CASH FLOWS FROM INVESTING ACTIVITIES
Proceed on disposal of equipment	960	960	-	-
Purchase of equipment	(1,498)	-	(1,498)	-
Advances for future exploration costs	-	-	297,500	(297,500)
Mineral exploration properties	(4,641,320)	(2,015,276)	(2,357,871)	(227,466)

	(4,641,858)	(2,014,316)	(2,061,869)	(524,966)

INCREASE IN CASH	373,721	110,987	23,081	239,653

CASH, beginning of period	-	262,734	239,653	-

CASH, end of period	373,721	373,721	262,734	239,653

Non-cash investing and financing transactions not included in cash flows:
Issuance of common shares for mineral property rights	240,100	78,100	162,000	-
Issuance of common shares to agent relating to initial public offering	80,000	-	80,000	-

Supplementary disclosure of cash flow information
Cash paid for:
Interest	1,192	1,192	-	-
Income taxes	-	-	-	-

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period February 6, 2004 (Date of Inception) to June 30, 2006

(Stated in Canadian dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
		$	$	$	$

Balance, February 6, 2004	-	-	-	-	-
Issued for cash pursuant to:
Founder's share	1	1	-	-	1
Private Placement (seed shares) (at $0.15)	4,783,993	717,599	-	-	717,599
Escrow shares (at $0.001)	10,000,000	10,000	-	-	10,000
Net loss	-	-	-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	727,600	-	(18,301)	709,299

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.15 per share)	1,678,333	251,750	-	-	251,750
Price adjustment to 950,000 escrow shares (from
$0.001 to $0.05)	-	46,550	-	-	46,550
Initial public offering (at $0.40 per share, net of share
issue costs of $305,457)	4,000,000	1,294,543	-	-	1,294,543
Private placement (at $0.45 per share, net of share
issue costs of $78,800)	2,222,223	921,200	-	-	921,200
Future income taxes relating to renounced exploration
expenditures applicable to flow-through shares	-	(63,000)	-	-	(63,000)
Issued for agent's commission (at $0.40 per share)	200,000	80,000	-	-	80,000
Issued for mineral property rights at $0.40 per share -
Note 3	405,000	162,000	-	-	162,000
Stock based compensation	-	-	611,000	-	611,000
Net loss	-	-	-	(921,040)	(921,040)

Balance, June 30, 2005	23,289,550	3,420,643	611,000	(939,341)	3,092,302

Issued for cash pursuant to:
Private Placement (at $0.45 per share)	622,466	280,110	-	-	280,110
Private Placement (at $0.15 per share)	5,482,667	822,400	-	-	822,400
Private Placement (at 0.225 per share, net of share
issue costs of $83,632)	6,385,999	1,353,218	-	-	1,353,218
Future income taxes relating to renounced exploration
expenditures applicable to flow-through shares	-	(121,164)	-	-	(121,164)
Issued for mineral property rights at $0.40 per share -
Note 3	105,000	42,000	-	-	42,000
Issued for mineral property rights at $0.19 per share -
Note 3	190,000	36,100	-	-	36,100
Stock based compensation	-	-	183,750	-	183,750
Net Loss	-	-	-	(467,636)	(467,636)

Balance, June 30, 2006	36,075,682	5,833,307	794,750	(1,406,977)	5,221,080

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Ripple Lake Diamonds Inc. (the "Company") was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004.  The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves, and future profitable operations.  There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At June 30, 2006 the Company had working capital of $339,660 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses in its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America.   The financial statements have in management's opinion been properly prepared within the framework of the significant accounting policies summarized below:

Exploration Stage Company

The Company is an exploration stage company as defined in Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  These estimates are reviewed periodically and as adjustments become necessary, they are reported in operations in the period in which they became known.  Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred.  When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and Depreciation

Equipment is carried at cost and consist of a computer.  Depreciation is calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum.  One-half of the rate is used in the year of addition and no depreciation is claimed in the year of disposal.

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through operations.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At June 30, 2006, there is no liability.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.  These future taxes are measured by the provisions of currently enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, accounts payables and accrued liabilities.  The carrying value of the financial instruments approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Flow-Through Shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146.  All flow-through shares issued by the Company are accounted for in accordance with this Abstract.  Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders.  In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of June 30, 2006, the Company had 2,680,000 (2005: 1,700,000) stock options and 13,513,233 (2005: 1,733,334) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

3.

MINERAL EXPLORATION PROPERTIES

	Cumulative from inception,
	February 6, 2004 to
	June 30, 2006	2006	2005
TCH Diamond Project	$	$	$
Balance, beginning of period	-	1,278,070	248,173
Property acquisition and staking costs	866,269	555,687	163,177
Exploration expenses
Communication	16,000	-	16,000
Data analysis	328,490	149,455	164,235
Equipment rental	14,000	-	14,000
Food and accommodation	22,500	-	22,500
Geological	318,282	212,454	89,190
Geophysics	218,445	192,220	-
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	64,579
Lab fee	1,388	-	1,388
Line cutting	21,470	-	-
Management fee	32,000	-	32,000
Mapping	36,122	36,122	-
Mobilization and demobilization	24,000	16,000	8,000
Sampling and processing	438,500	-	438,500
Supplies	16,328	-	16,328
	1,573,739	606,251	866,720
Balance, end of period	2,440,008	2,440,008	1,278,070
KMD Project	$	$	$
Balance, beginning of period	-	1,907,330	20,000
Property acquisition and staking costs	533,872	28,500	485,372
Exploration expenses
Assessment fee	3,768	-	3,768
Camp	268,532	25,252	243,280
Communication	3,981	-	3,981
Data analysis	300,547	256,328	44,219
Food and accommodation	26,872	-	26,872
Geological	273,095	177,268	95,827
Geophysics	220,092	34,207	185,885
Helicopter fees	161,232	-	161,232
Management fee	35,829	-	35,829
Mapping	11,027	11,027	-
Mobilization and demobilization	12,938	-	12,938
Sampling and processing	581,160	-	581,160
Supplies	8,467	1,500	6,967
	1,907,540	505,582	1,401,958
Balance, end of period	2,441,412	2,441,412	1,907,330
Total	4,881,420	4,881,420	3,185,400

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

3.      MINERAL EXPLORATION PROPERTIES (Continued)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into five agreements dated in March 2004, April 2005 or June 2005, for options to earn a 100%  interest in certain mineral claims, representing 167 units or 2,672 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the "Options").  As at June 30, 2006, the Company has made cash payments totalling $100,000 and has issued 200,000 common shares under these Options.

During the year the Company abandoned one of the option agreements consisting of 38 units.

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

 Common

Cash

   Shares

   $

Year ended June 30,

2007

58,000

 105,000

2008

 110,000

  85,000

2009

30,000

20,000

 198,000

 210,000

Subsequent to June 30, 2006, the Company, issued 40,000 common shares and made a $28,000 cash payments.

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optioners 2% of net smelter returns from the properties upon commercial production.

In addition, during the year ended June 30, 2006, the Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the optioned properties for a cost of $449,087.  These additional claims are 100% owned by the Company.  As at June 30, 2006 the Company has incurred staking costs of $697,857 and its interest in the TCH Diamond Project now totals approximately 143,300 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

KMD Project

By an agreement dated May 11, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project ("the Option").  As at June 30, 2006, management believes the Company has fulfilled all of the requirements of the option and may exercise the option by giving notice of exercise to the optionor and by concurrently issuing 200,000 common shares to the optionor at any time prior to December 31, 2007.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

3.      MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project (Continued)

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property.  The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company has the right to purchase the remaining 20% interest in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing to the Optionor a further 200,000 common shares.

In addition, the Optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties.  These additional claims are 100% owned by the Company.  The cost incurred to June 30, 2006 to stake these claims was $195,371 and was reimbursed in full to the Optionor by the Company.  The Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking and $2 per acre per year thereafter.

4.

EQUIPMENT

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$

Computer	-	-	-	1,498	225	1,273

5.

SHARE CAPITAL

During August, 2004, the Company sold 1,678,333 seed shares at $0.15 per share pursuant to a private placement for total proceeds of $251,750.

On January 7, 2005, the Company completed its Initial Public Offering (“IPO”) of 4,000,000 shares at $0.40 per share. Pursuant to this financing, the Company paid an agent’s commission of 7.5% in cash totaling $120,000 and issued 200,000 common shares and 400,000 share purchase warrants.  Each warrant entitles the agent to acquire one common share of the Company at $0.40 per share until January 6, 2006.  These share purchase warrants expired unexercised.  In addition, the Company paid $105,457 of share issue costs to effect the IPO.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

5.

SHARE CAPITAL (Continued)

On June 4, 2005, the Company completed a brokered private placement of 2,222,223 units at $0.45 per unit. Pursuant to this financing, the Company paid the broker a commission of 7.5% in cash totaling $75,000 and issued 222,222 share purchase warrants.  Each share purchase warrant entitles the broker to acquire one common share of the Company at $0.50 per share until June 15, 2007.  In addition, the Company paid $3,800 of share issue costs to effect the brokered private placement.  Each unit of the brokered private placement is comprised of one common share and one-half a share purchase warrant.  Each whole warrant entitles the holder to acquire an additional common share of the Company until June 15, 2007 at a price of $0.50 per share.  No warrants were exercised during the year.

During the year ended June 30, 2005, 950,000 shares originally classified as escrow shares were repriced by regulatory authorities due to the fact that the holders were not principals of the Company.  As a result, the shares were reissued at $0.05 per share from $0.001 per share, for additional proceeds to the Company of $46,550.

On September 27, 2005, the Company completed a non-brokered private placement of 622,466 units at $0.45 per unit.  Each unit consisted of one flow-through common share and one-half a share purchase warrant to purchase a non-flow through common share until September 27, 2006 at $0.50 per share.  No warrants were exercised during the year.  Subsequent to June 30, 2006, these share purchase warrants expired unexercised.

On January 24, 2006, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.20 per share until January 24, 2008.  No warrants were exercised during the year.

On April 11, 2006, the Company changed its authorized capital to unlimited common shares without par value.

During May and June 2006, the Company completed a brokered and non-brokered placement of 6,385,999 units at $0.225 per unit.  Each unit consisted of one common share and one share purchase warrant. 1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.30 per share for a period of two years from closing.  A commission in the amount of $83,632 was paid for this placement.  No warrants were exercised during the year.

a) Seed Shares

The seed shares were subject to resale restrictions and could not be traded until they were released for trading over a twelve-month period following the closing of the initial public offering (January 7, 2005).  20% of these shares were released on January 7, 2005 and 20% every three months thereafter.  As at June 30, 2006, all seed shares were released.

b) Escrow Shares

The 10,000,000 escrow shares are governed by the provisions of the Canadian Securities Regulators National Policy 46-20, whereby the shares will be released pro-rata to the holders as follows:

•

10% on the date the Company's shares were listed for trading (1,000,000 shares released in January, 2005).

•

15% every six months following the date that the Company's shares are listed for trading.

As at June 30, 2006, there were 6,000,000 shares held in escrow.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

5.

SHARE CAPITAL (Continued)

c) Stock Options

The Company has established a stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant share purchase options up to 10% of its outstanding shares.  The exercise price of options granted equals the market price of the Company’s stock on the date of the grant.  Unless otherwise stated, the options vest when granted.  The options are for a maximum term of five years.

A summary of stock options activities during the year ended June 30, 2006 and 2005 is as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding at beginning of the year	1,700,000	$0.40	-	-
Granted	1,480,000	$0.27	1,700,000	$0.40
Expired/cancelled	(500,000)	($0.40)	-	-
Outstanding at end of the year	2,680,000	$0.33	1,700,000	$0.40

Exercisable at end of year	2,155,000		1,700,000

The Company has recorded $183,750 (2005: $611,000, 2004: $Nil) of compensation expense for stock-based compensation awarded to directors and consultants during the year-ended June 30, 2006. The weighted average fair value of the stock options granted during the periods ended June 30, 2006 and 2005, was $0.14 and $0.36 per option, respectively.  The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each grant date using the following assumptions for the years ended June 30:

	2006	2005	2004

Dividend yield	Nil	Nil	Nil
Annualized volatility	81%	134%	Nil
Weighted average risk-free interest rate	2.86%	3.85%	Nil
Weighted average expected life	2.78 years	4.34 years	Nil

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

5.

SHARE CAPITAL (Continued)

c) Stock Options (Continued)

Outstanding stock options at June 30, 2006 are as follows:

Number Outstanding	Exercise Price	Expiry Date

1,050,000	$0.40	January 7, 2010
150,000	$0.40	March 15, 2010
300,000	$0.40	September 19, 2010
480,000	$0.25	January 25, 2011
700,000	$0.225	June 14, 2007

2,680,000

d) Warrants

A summary of share warrant activities during the years ended June 30, 2006 and 2005 is as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of year	1,733,334	$0.48	-	-
Issued	12,179,899	$0.26	1,733,334	$0.48
Expired	(400,000)	($0.40)	-	-

Balance, end of year	13,513,233	$0.28	1,733,334	$0.48

As at June 30, 2006, the following share purchase warrants were outstanding:

Number Outstanding	Exercise Price	Expiry Date

1,333,334	$0.50	June15, 2007
311,233	$0.50	September 27, 2006
5,482,667	$0.20	January 24, 2008
5,585,999	$0.30	May 18, 2008
800,000	$0.30	June 8, 2008

13,513,233

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

On September 27, 2006, 311,233 share purchase warrants expired unexercised.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

6.

INCOME TAXES

Basic combined statutory and provincial income tax rate

34.12%

35.62%

a) Tax provision

	2006	2005
	$	$

Loss before income taxes	(588,800)	(984,040)

Income taxes at statutory rates	(200,899)	(350,515)
Tax deductible share issue costs	(31,928)	(21,675)
Non-deductible stock-based compensation	62,695	217,638
Net changes in valuation allowance for future tax assets	(43,362)	90,943
Other	5,606	609

Total income taxes (recovery)	(121,164)	(63,000)

b) Future tax balance

	2006	2005
	$	$

Future income tax assets relate to:
Mineral properties (net of future tax liabilities)	(181,100)	(63,000)
Non-capital loss carry forwards	323,200	165,600
Share issue costs	101,500	109,500

	243,600	212,100

Valuation allowance	(243,600)	(212,100)

Net future income tax assets	-	-

c) Tax loss carry forwards

The Company has an available loss carry-forward of $947,363 and cumulative development and exploration expenses of $4,366,500 which may be carried forward to reduce taxable income in future years. The potential future income tax benefits are not reflected in these financial statements. The non-capital losses expire as follows:

Year

$

2014

16,821

2015

448,032

2016

482,510

947,363

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

7.

COMMITMENTS

a)

On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term.  The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month.  The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares at $0.40 per share up to January 7, 2010.

b)

In July 2004, the Company entered into two year management agreements with certain of the Company's directors and officers for a total of $9,500 per month or $114,000 annually to June 30, 2006.  Subsequent to June 30, 2006, the Company renewed two of its management agreements for another two years for a total of $8,500 per month or $102,000 annually to June 30, 2008.

c)

In July, 2004, the Company entered into a two year premises lease at $1,500 per month or $18,000 annually to June 30, 2006.  Subsequent to June 30, 2006, the Company renewed its lease for another two years at $2,000 per month or $24,000 annually to June 30, 2008 effective August 1, 2006.

8.

 RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company incurred professional, management and consulting services rendered by certain directors and an officer in the amount of $96,500 (2005: $114,000, 2004: $Nil).  The Company also incurred $52,614 (2005: $33,632) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

Accounts payable and accrued liabilities at June 30, 2006, include $8,932 (2005: $4,328) owing to a company with a common director.

During the year ended June 30, 2006, 2,050,000 units were issued to certain directors and officers of the Company and a company controlled by an officer of the Company for total proceeds of $423,000.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:

	2006	2005	2004
	$	$	$

Net loss as reported in accordance with Canadian GAAP	(467,636)	(921,040)	(18,301)
Adjustments
Advances for future exploration costs expensed	-	-	(297,500)
Mineral exploration properties costs expensed	(1,560,920)	(2,572,727)	(268,173)

Net loss under US GAAP	(2,028,556)	(3,493,767)	(583,974)

Weighted average number of shares outstanding	26,783,813	18,539,297	965,518

Basic and diluted net loss per share under US GAAP	(0.08)	(0.19)	(0.60)

Advances for future exploration cost – Under Canadian GAAP, advances for futures exploration costs are capitalized.  Under US GAAP, advances related to exploration are expensed as incurred unless commercial feasibilities is established.

Mineral exploration properties - acquisition and staking costs - Under Canadian GAAP, acquisition costs including staking costs are capitalized.  In accordance with EITF 04-2, under U.S. GAAP, acquisition costs only are considered tangible assets and are capitalized.   Effective July 1, 2004, the Company follows the guidance of EITF 04-2 prospectively.

Mineral exploration properties - exploration expenditures - Under Canadian GAAP, exploration expenditures are capitalized.  Under U.S. GAAP, exploration expenditures are expensed as incurred unless commercial feasibility is established.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the fiscal periods ended June 30, 2006, 2005 and 2004, the Company issued flow-through shares.  As the fair value of the flow-through shares was the same as non-flow-through shares issued at the same time, no liability is recognized under U.S. GAAP.

Under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at June 30, 2006, for U.S. GAAP purposes, cash of $324,193 (2005: $Nil, 2004: $130,667) would have been restricted.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Net loss per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.  The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the loss per share.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2006	2005	2004
	$	$	$

Total assets under Canadian GAAP	5,269,042	3,575,080	838,113
Adjustments
Expenses of advances for future exploration costs	-	-	(297,500)
Expense of mineral exploration properties costs	(4,401,820)	(2,840,900)	(268,173)

Total assets under US GAAP	867,222	734,180	272,440

Total liabilities under Canadian GAAP	47,962	482,778	128,814
Adjustments	-	-	-

Total liabilities under US GAAP	47,962	482,778	128,814

Total stockholders’ equity under Canadian GAAP	5,221,080	3,092,302	709,299
Adjustments
Expenses of advances for future exploration costs	-	-	(297,500)
Expenses of mineral exploration properties costs	(4,401,820)	(2,840,900)	(268,173)

Total equity under US GAAP	819,260	251,402	143,626

Total liabilities and equity under US GAAP	867,222	734,180	272,440

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Reconciliation of statements of cash flow to U.S. GAAP:

	2006	2005	2004
	$	$	$

Cash provided by (used in) operation under Canadian GAAP:

Net loss as reported in accordance with Canadian GAAP	(467,636)	(921,040)	(18,301)
Adjustments
Advances for future exploration costs	-	-	(297,500)
Expense of mineral exploration properties costs	(1,560,920)	(2,572,727)	(268,173)

Net loss under US GAAP	(2,028,556)	(3,493,767)	(583,974)

Add (deduct) items not involving cash:
Depreciation	-	225	-
Loss on disposal of equipment	313	-	-
Stock-based compensation	183,750	611,000	-
Future income tax benefit	(121,164)	(63,000)	-
Changes in non-cash working capital balances	(54,312)	(44,659)	(16,299)

Cash used in operations under US GAAP	(1,911,345)	(2,990,201)	(600,273)

Cash provided by (used in) financing activities under Canadian GAAP:

Prepaids	20,000	(20,000)	-
Loans payable	-	(71,620)	71,620
Shares issued	2,455,728	2,594,043	727,600

Cash provided by financing activities under US GAAP	2,475,728	2,502,423	799,220

Cash provided by (used in) investing activities under Canadian GAAP:

Restricted cash	(324,193)	130,667	(130,667)
Purchase of equipment	-	(1,498)	-
Proceed on disposal of equipment	960	-	-
Advances for future exploration costs	-	297,500	(297,500)
Increase in mineral exploration properties	(2,015,276)	(2,357,870)	(227,467)
Expense of mineral exploration properties costs	1,560,920	2,572,727	565,673

Cash provided by (used in) investing activities under US GAAP	(777,589)	641,526	(89,961)

Increase (decrease) in cash during the period	(213,206)	153,748	108,986

Cash, beginning of the period	262,734	108,986	-

Cash, end of the period	49,528	262,734	108,986

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards that, if currently adopted, could have a material effect on the accompanying financial statements.